UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on December 18, 2009.

Exhibit 1

Omega Navigation Enterprises, Inc. Reports Third Quarter 2009 Results and Reschedules Conference Call to December 23, 2009 at 10:00am EST

Piraeus, Greece, December 18, 2009 – Omega Navigation Enterprises, Inc. (NASDAQ: ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the quarter and nine months ended September 30, 2009.

Conference Call Details:

The Company’s management has rescheduled its conference call so that it can also update the investment community on the progress of and revisions to its newbuilding program.

The Conference Call is now scheduled for  Wednesday, December 23, 2009 at 10:00am EST.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Omega".

A telephonic replay of the conference call will be available until December 30, 2009 by dialling 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: 3663884#.

Third Quarter 2009 Results

For the quarter ended September 30, 2009, Omega Navigation reported total revenues of $14.3 million and Net Income of $1.9 million, or $0.12 per basic share, excluding losses on interest rate derivative instruments and incentive compensation grants expense. Including these items the Company reported Net Income of $ 0.1 million or $0.01 per basic share. Adjusted EBITDA for the third quarter of 2009 was $8.0 million.  Please see below for a reconciliation of Adjusted EBITDA to Cash from Operating Activities.

Operating Income included revenue of $0.8 million attributable to profit sharing.

The Company owned and operated an average of eight product carriers during the third quarter of 2009, the same number as in the third quarter of 2008. In addition since April 2009, the company has held a 50% interest in a joint venture, which owns an additional product carrier vessel. While all nine vessels are on time charter, two of the vessels, the Omega Prince and the Omega Princess results are based on the actual earnings of a pool of seven vessels of similar characteristics which are operating in the spot market.  The earnings for these vessels have been above spot market indices but below the level of earnings achieved in the third quarter of 2008.  In addition, the Omega King and the Omega Queen entered into new time charters during the second quarter of 2009 but these rates were also lower than those in the third quarter of 2008.  These lower rates were partially offset by somewhat higher time charter rates on the Omega Lady Sarah and the Omega Lady Miriam, which commenced toward the end of the third quarter of 2009.  Excluding profit share, the Panamax vessels averaged $ 20,219 per day per vessel and the MR’s averaged $11,935 per vessel per day (net of voyage expenses) for the third quarter of 2009. In the third quarter of 2008, the Panamax vessels averaged $25,035 per day per vessel and the MR’s averaged $20,788 per day per vessel (net of voyage expenses).

Since the inception of our product tankers’ charters through the end of the third quarter of 2009, the profit sharing element of those charters that we have or are entitled to receive amounted to approximately $14.1 million. The Company has already received $13.8 million of such amount in cash and has recorded profit share revenues of $14.0 million, and currently expects to record an additional $0.1 million in quarters to follow for voyages performed through the third quarter of 2009. The table below presents the amount of profit share revenues recorded per quarter.

Quarter	Amount of profit share revenues recorded per quarter
1st Quarter 2007	$ 1.1 million
2nd Quarter 2007	$ 1.0 million
3rd Quarter 2007	$ 1.3 million
4th Quarter 2007	$ 0.6 million
1st Quarter 2008	$ 1.2 million
2nd Quarter 2008	$ 1.6 million
3rd Quarter 2008	$ 1.8 million
4th Quarter 2008	$ 2.2 million
1st Quarter 2009	$ 1.7 million
2nd Quarter 2009 3rd Quarter 2009	$ 0.7 million $ 0.8 million
Total	$ 14.0 million

Operating expenses for our MR product tankers averaged $5,356 per day per vessel in the third quarter of 2009, versus $4,972 per day per vessel in the third quarter of 2008. Our Panamax product tankers averaged operating expenses of $6,298 per day per vessel in the third quarter of 2009, versus $5,577 per day per vessel in the third quarter of 2008.  The increase of the daily operating expenses of the vessels relates primarily to increased crew wages, the timing of crew traveling expenses and some repairs to the anchor system of the Omega Lady Miriam as well as repair to the piping system of the Omega Lady Sarah.

First Nine Months 2009 Results

For the nine months ended September 30, 2009, Omega Navigation reported total revenues of $ 49.7 million and Net Income of $ 11.6 million, or $ 0.74 per basic share excluding a loss on interest rate derivative instruments, a gain on warrants revaluation, non cash incentive compensation grants and a loss related to the termination of a purchase agreement. Including these items, Net income was $4.8 million or $0.31 per share.  Adjusted EBITDA for the first nine months of 2009 was $ 27.8 million. Please see below for a reconciliation of Adjusted EBITDA to Cash from Operating Activities.

Operating Income included revenue of $ 3.2 million attributable to profit sharing.

The Company owned and operated an average of eight product carriers during the first nine months of 2009, the same as in the first nine months of 2008. In addition since April 2009, the Company has held a 50% interest in a joint venture which owns an additional product carrier. Excluding profit sharing, the Company's Panamax product carriers earned an average time-charter equivalent rate of $ 22,501 per day per vessel during the first nine months of 2009, versus $ 25,054 per day per vessel (net of voyage expenses), during the first nine months of 2008. The Company's Handymax product tankers earned an average time charter equivalent rate of $ 17,222 per vessel per day during the first nine months of 2009 versus $ 20,763 per day per vessel (net of voyage expenses) during the first nine months of 2008.

Operating expenses for the MR product tankers averaged $ 5,317 per day per vessel in the first nine months of 2009 versus $ 4,880 per day per vessel in the first nine months of 2008. Panamax product tankers averaged operating expenses of $ 6,072 per day per vessel in the first nine months of 2009 versus $ 5,353 per day per vessel in the first nine months of 2008.  The increase in operating expenses was primarily related to maintenance expenses incurred during scheduled drydockings in the first half of 2009, insurance deductible incurred related to a minor collision on the Omega Theodore, an increase in crew wages, the timing of crew travel and some other maintenance and repair expenses during the third quarter of 2009.

Recent Fleet Developments

With the announcement in the second quarter of 2009 of the delivery of the newbuilding vessel Omega Duke to a joint venture in which Omega Navigation has a 50% shareholding, Omega’s current operating fleet includes nine double hull product tankers with an aggregate carrying capacity of 559,358 dwt.   The Omega Duke has been time chartered to ST Shipping (Glencore International AG) for a period of five years until mid 2014, with a base rate that fully covers operating expenses and debt service and has a profit sharing arrangement.  With the additional announcements that the Omega Queen and the Omega King, have been time chartered out, seven  of the nine product tankers are currently employed under fixed rate time charters,  The other two vessels results are derived by the actual operating earnings of a pool of similar vessels which currently trade on the spot market. The recent time charters are to established counterparties, ST Shipping and Torm A/S.  Currently seven  of Omega’s nine  vessels have profit-sharing arrangements associated with them which enable the Company to share in the charter market’s upside potential.

With these recent charters concluded, the Company has for the remainder of 2009 and until mid 2010 fixed rate time charter coverage of 79%, inclusive of the joint venture, all with profit-sharing arrangements allowing the Company to take advantage of any upside in the charter market.  The Company has entered the Omega Prince and Omega Princess into floating rate time charters with rates based on the market results of a pool of similar vessels commercially managed by ST Shipping and through these arrangements enjoy high utilization rates and above spot market charter rates.  All of the time charters recently concluded are for relatively short periods of time which increases the Company’s flexibility to terminate those on short notice in case the market improves and thereby take advantage of improved market conditions.  Also, with these time charters we have continued full utilization of the fleet without experiencing any unscheduled offhire time.

While the global economy improved in the third quarter of 2009, the entire tanker market has remained under extreme pressure and has had a severe impact on rates and asset values.  Omega’s strategy of owning young, high quality assets and employing its vessels primarily through term time charters has enabled the Company to present profitable operating results, even in these uncertain times and depressed tanker market.   While oil demand has contracted and oil product inventories remain high, we have seen the overall economic climate recovering.  As the economic recovery progresses, we would expect to see an increase in oil demand and the resultant increase in rates and asset values.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “We are pleased to have concluded our fourteenth consecutive quarter with profitable operating results, since our IPO in April 2006. We attribute our profitable operating results to our strategy of acquiring high quality modern vessels and seeking predictable and stable cash flows through the term employment of our vessels. In addition, the fact that the charters on seven of our nine product tankers have profit sharing has enabled us to participate in any upside of the charter market and thereby maximize our profitability.

“We continue to return profitable operating results even in this most challenging economic environment.  We have seen signs that the economic environment is improving and with that expect that demand for oil and oil products should gradually return as well.  We would expect that once demand improves and current high inventory levels decrease, we should see an improving rate environment and asset values should also improve.  Based on our current charter rates and the continued performance of each of our charterers, we believe that we are well positioned to continue to show profitable operating results even in this economic climate.  While rates remain somewhat depressed, we believe we are now seeing some signs of a rebound in demand for oil products which should help stimulate rates going forward.

“We seek to optimize the management of our capital exposure, de-lever our balance sheet and create synergies which will enhance our ability to fund our growth plans and take advantage of opportunities during challenging times.

“In this respect, we are pleased to enjoy a strong business relationship with Glencore, one of the largest commodities traders in the world. The joint ownership of the Omega Duke is further evidence of the high standards of operating performance that our Company offers to its customers and end users of its vessels and also demonstrates our ability to create synergies in a challenging environment.

“We also believe that we continue to have strong relationships with our commercial lenders, which are comprised of large European and Asian banks which have continued to offer their support to the Company.

“We would like to reiterate that we are continuing to pursue a strategy of prudent growth, gradually expanding our fleet and our revenue and profit generation potential.

“We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, term employment with established charterers, a solid and flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.”

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented, “As of September 30, 2009, the Company had a ratio of net debt to net capitalization of about 64%, which we believe is modest for industry standards given our strong time charter coverage and the young age and quality of our fleet.

“We continue to have a strong relationship with our commercial lenders and have received their ongoing support and commitment to the Company, even in this very challenging credit market.  Our balance sheet was also recently strengthened by the formation of the joint venture company which owns the Omega Duke and the consequent novation of the debt associated with that vessel from Omega to the joint venture.”

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	4	3	3	2
Ownership days (1)	552	552	184	184
Available days (2)	552	543.19	184	184
Operating days (3)	552	543.19	184	184
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 11,160,988	$ 13,598,722	$ 2,195,984	$3,824,960
Time charter equivalent (TCE) rate $/day (5)(7)	20,219	25,035	11,935	20,788
Vessel operating expenses	$ 3,476,371	$ 3,078,328	$ 985,531	$ 914,902
Daily vessel operating expenses $/day(6)	6,298	5,577	5,356	4,972

	Nine months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	4	3	3	2
Ownership days (1)	1,638	1,644	546	548
Available days (2)	1,605.80	1,635.19	546	548
Operating days (3)	1,590.41	1,635.19	545.23	548
Fleet Utilization (4)	99%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 36,132,408	$40,967,355	$ 9,403,458	$11,378,182
Time charter equivalent (TCE) rate $/day (5)(7)	22,501	25,054	17,222	20,763
Vessel operating expenses	9,946,471	$8,799,990	$ 2,903,324	$ 2,674,263
Daily vessel operating expenses $/day(6)	6,072	5,353	5,317	4,880

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any pre-delivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

(7)

For the three months ended September 30, 2009, excludes $ 0.8 million of profit sharing revenue booked in the third quarter of 2009 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore. For the nine months ended September 30, 2009 excludes $ 3.2 million of profit sharing revenue booked in the first nine months of 2009 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore.

Omega Navigation Enterprises Inc

Consolidated Statements of Income

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
	(unaudited)		(unaudited)
CONTINUING OPERATIONS
Revenues:
Voyage revenue	14,322	19,495	49,710	57,647

Expenses:
Voyage expenses	198	262	967	740
Vessel operating expenses	4,462	3,993	12,850	11,474
Depreciation and amortization	4,847	4,749	14,323	14,092
Management fees	318	312	969	933
General and administrative expenses (including non cash compensation expense of $262, and $ 208 for the quarter ended September 30, 2009 and 2008 respectively and $ 1,170 and $ 1,151 for the nine months ended September 30, 2009 and 2008 respectively)	1,391	1,346	4,724	4,795
Foreign currency (gains)/losses	15	(87)	94	(12)
Income from vessels operation	3,091	8,920	15,783	25,625
Loss on Termination of purchase agreements		-	(3,000)	-
Income/(Loss) from Joint Venture companies	83	-	(396)	-
Operating Income/(Expense)	3,174	8,920	12,387	25,625

Other income (expenses)
Interest and finance costs	(1,702)	(3,146)	(5,618)	(10,339)
Interest income	22	205	103	466
Change in fair value of warrants	-	1,105	1,127	369
Gain/(Loss) on derivative instruments	(1,369)	(1,904)	(3,177)	(740)
Total other income /(expenses), net	(3,049)	(3,740)	(7,565)	(10,244)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	125	5,180	4,822	15,381

DISCONTINUED OPERATIONS
Income from discontinued operations of the bulk carrier fleet	-	-	-	20
INCOME FROM DISCONTINUED OPERATIONS	-	-	-	20

Net income	125	5,180	4,822	15,401

Omega Navigation Enterprises Inc

Consolidated Balance Sheets

(All amounts expressed in thousands of U.S. Dollars)

	September 30, 2009	December 31, 2008
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	22,356	16,811
Accounts receivable, trade	446	596
Inventories	660	602
Prepayments and other	1,510	506
Restricted cash	308	123
Total current assets	25,280	18,638

FIXED ASSETS:
Vessels, net	428,468	442,485
Property and equipment, net	163	64
Advances for vessels’ under construction and acquisition	52,615	57,672
Total fixed assets	481,246	500,221

OTHER NON CURRENT ASSETS:
Deferred charges	2,279	1,154
Restricted cash	5,105	5,174
Investments in Joint Venture companies	5,229	-
Other non current assets	-	109
Total other non current assets	12,613	6,437

Total assets	519,139	525,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	2,953	138
Accounts payable	2,420	1,804
Accrued and other current liabilities	3,654	1,815
Deferred revenue	3,665	1,368
Warrants	-	3,941
Derivative liability	8,500	5,839
Dividends payable	166	87
Due to related parties	7	-
Total current liabilities	21,365	14,992

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	328,136	335,112
Derivative liability	2,874	8,409
Dividends payable	105	174
Other long term liabilities	1	5
Total non-current liabilities	331,116	343,700

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	158	151
Additional paid-in capital	201,382	198,402
Accumulated deficit	(34,882)	(31,949)
Total stockholders’ equity	166, 658	166,604

Total liabilities and stockholders’ equity	519,139	525,296

Omega Navigation Enterprises Inc

Consolidated Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income from continuing operations	125	5,180	4,822	15,381

Net cash provided by continuing operating activities	6,807	10,441	19,391	29,490
Net cash provided by continuing and discontinued operating activities	6,807	10,441	19,391	29,490

Cash flows used in investing activities
Net cash used in investing activities-continuing operations	(288)	(340)	(335)	(12,341)
Net cash used in investing activities- continuing and discontinued operations	(288)	(340)	(335)	(12,341)

Cash flows (used in)/provided by financing activities
Net cash (used in)/provided by financing activities-continuing operations	33	(7,486)	(13,511)	(12,200)
Net cash (used in)/provided by financing activities-continuing and discontinued operations	33	(7,486)	(13,511)	(12,200)

Net increase in cash and cash equivalents	6,552	2,615	5,545	4,949
Cash and cash equivalents at the beginning of the period	15,804	11,227	16,811	8,893
Cash and cash equivalents at end of period	22,356	13,842	22,356	13,842

Reconciliation of Adjusted EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Nine months ended
	September 30, 2009	September 30,2008	September 30, 2009	September 30,2008
	(unaudited)		(unaudited)
Net cash from operating activities	6,807	10,441	19,391	29,490
Net increase/(decrease) in current assets and non current assets	(2,571)	(239)	796	(92)
Net (increase)/decrease in current liabilities excluding bank debt	126	(329)	(4,760)	851
Net interest expense	4,077	3,628	11,566	10,618
Warrants settled liability	-	1,105	1,127	369
Stock based compensation expense	(262)	(208)	(1,170)	(1,151)
Payments for drydocking costs	(7)	528	1,521	528
Amortization of financing costs	(149)	(152)	(633)	(507)
Adjusted EBITDA	8,021	14,774	27,838	40,106

 (1) Adjusted EBITDA represents net income before interest, taxes, gains/losses on derivative instruments, depreciation and amortization. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  December 18, 2009

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer